Hansen Medical, Inc.
380 North Bernardo Avenue
Mountain View, CA 94043
March 7, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Russell Mancuso Gabriel Eckstein

Re:	Hansen Medical, Inc. Registration Statement on Form S-3 (File No. 333-148802) Acceleration Request
Dear Mr. Mancuso and Mr. Eckstein:
          Hansen Medical, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-3 effective at 3:00 p.m., Eastern Time, on March 11, 2008 or as soon as possible thereafter. In connection with such request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company hereby authorizes David Young or Ivan Gaviria, both of whom are associated with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, our outside counsel, to orally modify or withdraw this request for acceleration.

          Please provide a copy of the Commission’s order declaring the Registration Statement effective to David Young at Gunderson Dettmer, 120 Constitution Drive, Menlo Park, California, 94025. If possible, please also send such order by facsimile to the attention of David Young at (650) 321-2800.

Sincerely, HANSEN MEDICAL, INC.
/s/ Steven M. Van Dick
Steven M. Van Dick
Chief Financial Officer